Exhibit 99.1

Alpha Tau Medical Announces Third Quarter 2022 Financial Results and Provides Corporate Update

JERUSALEM, November 22, 2022 - Alpha Tau Medical Ltd. (Nasdaq: DRTS and DRTSW), ("Alpha Tau" or the “Company”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, reported third quarter 2022 financial results and provided a corporate update.

"Alpha Tau remained active in the third quarter, as we continued preparations for our upcoming U.S. pivotal study in recurrent cutaneous squamous cell carcinoma and laid the groundwork for exploration of our Alpha DaRT oncology treatment platform across a broad set of applications," said Alpha Tau CEO Uzi Sofer. "At the same time, we have remained highly visible through a series of scientific publications and presentations to discuss our Alpha DaRT treatment. In anticipation of pivotal study data and a potential U.S. launch, we are actively preparing for our global commercialization efforts, having brought the highly experienced Peter Melnyk into the role of Chief Commercial Officer, while we continue to ramp up manufacturing capacity across the world. Peter will focus on prelaunch activities across the U.S. and international markets to help prepare for future reimbursement and commercialization efforts. In parallel, we continue to initiate a number of feasibility trials in internal organs and develop new delivery technologies for Alpha DaRT to expand its use in patients underserved by current treatments. With all of this activity, we remain well capitalized and focused on efficient operations as we continue to execute on our strategic plans."

Recent Corporate Highlights:

•	Peter Melnyk, a former member of Alpha Tau’s Board of Directors, assumed the full-time position of Alpha Tau’s Chief Commercial Officer.
•	Two landmark pre-clinical studies demonstrating significant potential synergies between the Alpha DaRT treatment and standard-of-care immunotherapy, chemotherapy and anti-angiogenic therapy were published in major peer-reviewed journals.
o	Study on combination with anti-PD1 therapy published by International Journal of Radiation Oncology, Biology, Physics, known in the field as the Red Journal, the official journal of the American Society for Radiation Oncology (ASTRO).
o	Study on combinations with chemotherapy and anti-angiogenic therapy in human glioblastoma multiforme xenografts published by Frontiers in Oncology, in its Radiation Oncology section.
•	Medicines and Healthcare products Regulatory Agency of the United Kingdom approved clinical trial in squamous cell carcinoma of the vulva at Addenbrookes Hospital in Cambridge.
•	Health Canada approved the addition of Jewish General Hospital in Montreal as a second site in the Company’s clinical trial in advanced pancreatic cancer.
•	Dr. Christopher Barker of Memorial Sloan Kettering Cancer Center presented at the ASTRO 2022 Annual Meeting on results of the Company’s U.S. pilot feasibility study completed earlier in 2022.
•	Investigators at The University of Texas MD Anderson Cancer Center presented a poster at the Radiation Research Society’s 2022 Annual Meeting on tumor growth delay and immune stimulation using the Alpha DaRT in treating 4T1 murine triple-negative breast cancer tumors.

Upcoming Anticipated Milestones

•	Expecting first patient treated in U.S. multi-center pivotal trial in recurrent cutaneous SCC around year-end 2022.
•	Targeting recruitment in the Canadian feasibility trial in pancreatic tumors to begin around year-end 2022.
•	Planning to begin an Israeli feasibility trial in pancreatic tumors in the first quarter of 2023.
•	Planned submission of Alpha DaRT pivotal trial results in head and neck SCC to Japan’s regulatory authority, PMDA, around year-end 2022, for marketing approval.
•	Targeting Health Canada approval for initiation of liver cancer feasibility trial by the first quarter of 2023.

Financial results for the third quarter ended September 30, 2022

R&D expenses for the quarter ended September 30, 2022 were $4.8 million, compared to $3.0 million for the same period in 2021, primarily due to increased R&D headcount, costs associated with our U.S. multi-center pivotal study and other clinical studies, and increased share-based compensation costs and accrual of other compensation expenses.

Marketing expenses for the quarter ended September 30, 2022 were $0.2 million, compared to $0.1 million for the same period in 2021.

G&A expenses for the quarter ended September 30, 2022 were $2.3 million, compared to $0.5 million for the same period in 2021, primarily due to increased professional fees (including D&O insurance), share-based compensation, advisors and other expenses associated with being a public company, and accrual of other compensation expenses.

Financial income, net, for the quarter ended September 30, 2022 was $4.7 million, compared to financial expense, net of $1.2 million for the same period in 2021, primarily due to the remeasurement of warrants and interest income on cash balances.

For the quarter ended September 30, 2022, the Company had a net loss of $2.6 million, or ($0.04) per share, compared to a loss of $4.8 million, or ($0.12) per share, in the same period in 2021.

Balance Sheet Highlights

As of September 30, 2022, the Company had cash and cash equivalents, restricted cash and short-term deposits in the amount of $108.5 million, compared to $31.9 million on December 31, 2021. The Company expects that this cash balance will be sufficient to fund operations for at least two years.

About Alpha DaRT™

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including "anticipate," "being," "will," "plan," "may," "continue," and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau's current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau's ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau's limited operating history; (iii) Alpha Tau's incurrence of significant losses to date; (iv) Alpha Tau's need for additional funding and ability to raise capital when needed; (v) Alpha Tau's limited experience in medical device discovery and development; (vi) Alpha Tau's dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau's clinical studies to predict final study results; (viii) failure of Alpha Tau's early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau's ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau's Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau's exposure to patent infringement lawsuits; (xii) Alpha Tau's ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq's listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; (xix) impacts from the COVID-19 pandemic; and the other important factors discussed under the caption "Risk Factors" in Alpha Tau's annual report filed on form 20-F with the SEC on March 28, 2022, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management's estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau's views as of any date subsequent to the date of this press release.

Investor Relations Contact

IR@alphatau.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2022	2021
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,930	$23,236
Restricted cash	792	618
Short-term deposits	101,735	8,080
Prepaid expenses and other receivables	2,869	707

Total current assets	111,326	32,641

LONG-TERM ASSETS:
Long term prepaid expenses	393	2,028
Property and equipment, net	7,647	7,546

Total long-term assets	8,040	9,574

Total assets	$119,366	$42,215

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	September 30,	December 31,
	2022	2021
	Unaudited	Audited
LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
Trade payables	$1,310	$1,203
Other payables and accrued expenses	2,043	3,202

Total current liabilities	3,353	4,405

LONG-TERM LIABILITIES:
Warrants liability	8,757	-
Warrants to Convertible Preferred shares	-	18,623

Total liabilities	12,110	23,028

Convertible preferred shares of no-par value per share – Authorized: 0 and 25,348,176 shares as of September 30, 2022 and December 31, 2021, respectively; Issued and outstanding: 0 and 13,739,186 shares as of September 30, 2022 and December 31, 2021, respectively	-	53,964

SHAREHOLDERS' DEFICIENCY:
Ordinary shares of no-par value per share – Authorized: 362,116,800 and 72,423,360 shares as of September 30, 2022 and December 31, 2021, respectively; Issued and outstanding : 69,011,550 and 40,528,913 shares as of September 30, 2022 and December 31, 2021, respectively	-	-
Additional paid-in capital	190,462	18,063
Accumulated deficit	(83,206)	(52,840)

Total shareholders' equity (deficiency)	107,256	(34,777)

Total liabilities, Convertible Preferred shares and shareholders' equity (deficiency)	$119,366	$42,215

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021

	Unaudited
Research and development, net	$4,827	$3,032	$15,510	$8,218

Marketing expenses	248	102	577	356

General and administrative	2,283	500	8,064	1,273

Total operating loss	7,358	3,634	24,151	9,847

Financial (income) expenses, net	(4,744)	1,168	6,198	13,622

Loss before taxes on income	2,614	4,802	30,349	23,469

Income tax expense (benefit)	9	(5)	17	21

Net loss	2,623	4,797	30,366	23,490

Net comprehensive loss	$2,623	$4,797	$30,366	$23,490

Net loss per share attributable to Ordinary shareholders, basic and diluted	$0.04	$0.12	$0.49	$0.58

Weighted-average shares used in computing net loss per share attributable to Ordinary shareholders, basic and diluted	68,798,251	40,515,336	61,654,800	40,513,766